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                               August 26, 2021

       Alexander Rossi
       Chief Executive Officer and Chairman
       LIV Capital Acquisition Corp. II
       Pedregal No. 24, Piso 6-601
       Col. Molino del Rey
       M  xico, CDMX, C.P. 11040

                                                        Re: LIV Capital
Acquisition Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 30,
2021
                                                            CIK No. 0001875257

       Dear Mr. Rossi:

             We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Capitalization, page 66

   1. We note that you are offering 10,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 9,601,670 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
10,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Alexander Rossi
LIV Capital Acquisition Corp. II
August 26, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Janice Adeloye at 202-551-3034 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameAlexander Rossi
                                                             Division of
Corporation Finance
Comapany NameLIV Capital Acquisition Corp. II
                                                             Office of Real
Estate & Construction
August 26, 2021 Page 2
cc:       Derek Dostal
FirstName LastName